08005670

29 October 2008

RECEIVED

2008 NOV -3 A 10: 45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Information for the 3rd Quarter ended 19 September 2008, Press Release and Presentation to media. Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

PROCESSED
NOV 06 2008
THOMSON REUTERS

Marjorie Wee (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (Q3 results) - 29Oct08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	29-Oct-2008 18:21:44
Announcement No.	00136

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	19-09-2008

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- NOL_Q3_2008_Financial.pdf
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- NOL_Q3_2008_Results_Presentation.pdf

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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 3rd Quarter Ended 19 September 2008

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2008 US$'000	YTD 2007 US$'000	% Increase/ (Decrease)	Q3 2008 US$'000	Q3 2007 US$'000	% Increase/ (Decrease)
Revenue	6,995,939	5,736,424	22	2,353,403	2,029,289	16
Cost of sales	(6,165,873)	(4,855,512)	27	(2,106,121)	(1,645,435)	28
Gross profit	830,066	880,912	(6)	247,282	383,854	(36)
Other gains (net)						
- Miscellaneous	32,631	31,646	3	5,315	11,317	(53)
- Finance and investment income	10,132	21,100	(52)	2,128	4,967	(57)
Expenses						
- Administrative	(536,433)	(515,544)	4	(169,369)	(180,372)	(6)
- Finance	(22,948)	(34,713)	(34)	(8,327)	(9,418)	(12)
- Other operating	(51,820)	(28,526)	82	(31,223)	(9,727)	221
Share of results of associated companies	3,146	1,895	66	734	597	23
Share of results of joint ventures	2,545	5,245	(51)	(717)	2,348	N/M
Profit before income tax	267,519	362,214	(26)	45,833	203,566	(77)
Income tax expense	(31,912)	(28,220)	13	(9,997)	(9,601)	4
Net profit for the financial period	235,607	333,994	(29)	35,836	193,965	(82)
Attributable to:						
Equity holders of the Company	231,613	327,195	(29)	35,118	191,433	(82)
Minority interest	3,994	6,799	(41)	718	2,522	(72)
	235,607	333,994	(29)	35,836	193,955	(82)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2008 US$'000	YTD 2007 US$'000	% Increase/ (Decrease)	Q3 2008 US$'000	Q3 2007 US$'000	% Increase/ (Decrease)
(A) Investment Income	38	22	73	-	-	0
(B) Other Income including Interest Income	11,761	31,789	(63)	3,646	10,030	(64)
(C) Interest on Borrowings	(17,430)	(29,378)	(41)	(7,004)	(7,667)	(9)
(D) Depreciation and Amortisation	(187,452)	(183,497)	2	(61,333)	(60,395)	2
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(4,290)	(10,712)	(60)	(1,463)	(3,952)	(63)
(F) Foreign Exchange (Loss)/Gain	(8,277)	5,188	N/M	(12,026)	180	N/M
(G) Adjustment for (Under)/Over Provision for Tax in Prior Years	(3,422)	384	N/M	(613)	445	N/M
(H) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	23,749	16,720	42	2,263	4,743	(52)
(I) Write-off of Inventories	(56)	(230)	(76)	(42)	(230)	(82)

1.(b)(i) **Balance Sheets**

	Group			Company		
	19 Sept 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)	19 Sept 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	291,564	504,366	(42)	35,830	44,584	(20)
Trade and other receivables [1]	1,088,671	1,044,710	4	820,666	579,694	42
Inventories at cost	279,837	161,128	74	-	-	0
Derivative financial instruments	1,652	119,918	(99)	5,613	57,990	(90)
Other current assets	70,356	54,004	30	2,234	589	279
Total current assets	1,732,080	1,884,123	(8)	864,343	682,857	27
Non-current Assets						
Investments in subsidiaries	-	-	0	994,995	996,358	(0)
Investments in associated companies	25,167	15,107	67	1	1	0
Investments in joint ventures	25,025	23,004	9	-	-	0
Available-for-sale financial assets	176	147	20	-	-	0
Property, plant and equipment	3,522,231	2,812,777	25	459,310	283,111	62
Investment properties	16,611	21,348	(22)	-	-	0
Deferred charges	3,537	4,213	(16)	47	-	N/M
Intangible assets	29,762	32,927	(10)	116	141	(18)
Goodwill arising on consolidation	129,096	121,454	6	-	-	0
Deferred income tax assets	22,737	20,506	11	-	-	0
Other non-current assets	84,126	73,106	16	2,309	2,586	(11)
Total non-current assets	3,858,456	3,124,588	23	1,456,777	1,282,197	14
TOTAL ASSETS	5,590,536	5,008,711	12	2,321,120	1,965,054	18
LIABILITIES						
Current Liabilities						
Trade and other payables	1,303,955	1,116,496	17	131,219	93,498	40
Current income tax liabilities	29,629	32,313	(8)	19,301	18,660	3
Borrowings	370,192	54,263	582	347,517	2,268	15,223
Provisions	33,607	38,672	(13)	370	370	0
Deferred income	1,274	4,663	(73)	-	-	0
Derivative financial instruments	92,093	59,406	55	5,613	57,931	(90)
Other current liabilities [2]	263,699	238,216	11	-	-	0
Total current liabilities	2,094,449	1,543,931	36	504,020	172,727	192
Non-current Liabilities						
Borrowings	624,162	537,252	16	-	-	0
Provisions	127,602	123,613	3	-	-	0
Deferred income	653	537	22	-	-	0
Deferred income tax liabilities	19,636	18,180	9	11,449	11,310	1
Other non-current liabilities	76,608	77,981	(2)	-	-	0
Total non-current liabilities	848,663	757,563	12	11,449	11,310	1
TOTAL LIABILITIES	2,943,112	2,301,494	28	515,469	184,037	180
NET ASSETS	2,647,424	2,707,217	(2)	1,805,651	1,781,017	1
EQUITY						
Share capital	845,379	840,738	1	845,379	840,738	1
Treasury shares	(5,216)	(6,926)	(25)	(5,216)	(6,926)	(25)
	840,163	833,812	1	840,163	833,812	1
Shares held by employee benefit trust	(1,427)	(610)	134	-	-	0
Treasury shares reserve	(1,195)	(78)	1,432	(1,195)	(78)	1,432
Retained earnings	1,806,361	1,726,025	5	932,699	918,017	2
Other reserves	(39,093)	102,769	N/M	33,984	29,266	16
Capital and reserves attributable to equity holders of the Company	2,604,809	2,661,918	(2)	1,805,651	1,781,017	1
Minority interest	42,615	45,299	(6)	-	-	0
TOTAL EQUITY	2,647,424	2,707,217	(2)	1,805,651	1,781,017	1
Net current (liabilities)/assets	(362,369)	340,192	N/M	360,323	510,130	(29)

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

1.(b)(ii) **Borrowings**

The Group
As at 19 September 2008

	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	91,388	277,117	1,687	370,192
Amount repayable on or before 19 September:				
2010	9,138	-	1,783	10,921
2011	12,294	-	1,871	14,165
2012	10,879	-	1,904	12,783
2013	12,993	350,000	1,997	364,990
Thereafter	58,607	94,169	68,527	221,303
	195,299	721,286	77,769	994,354

As at 28 December 2007

	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,897	47,307	59	54,263
Amount repayable in :				
2009	7,113	-	38	7,151
2010	11,935	-	25	11,960
2011	12,311	-	-	12,311
2012	11,891	-	-	11,891
Thereafter	50,234	443,705	-	493,939
	100,381	491,012	122	591,515

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on a vessel, equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group
As at 19 September 2008

	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2008	207,797	4,515	13,764	10,006	19,786	255,868
Amount repayable in :						
2009	710,550	12,662	88,781	23,768	67,460	903,211
2010	715,336	506	87,419	17,913	45,625	866,799
2011	629,304	-	87,519	16,296	34,067	767,186
2012	548,386	-	83,925	13,569	26,185	672,065
Thereafter	1,582,789	-	976,186	23,459	50,782	2,633,216
	4,394,162	17,683	1,337,593	105,011	243,896	6,098,344

As at 28 December 2007

	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	630,000	19,803	85,551	28,488	72,186	836,028
Amount repayable in :						
2009	612,894	11,866	86,403	14,917	55,769	781,848
2010	593,110	507	87,413	9,708	34,310	725,048
2011	544,566	-	87,652	8,662	24,856	665,736
2012	483,102	-	84,529	8,662	17,931	594,224
Thereafter	1,682,878	-	1,000,970	19,319	41,096	2,744,263
	4,546,550	32,176	1,432,518	89,756	246,148	6,347,147

1.(c) **Consolidated Cash Flow Statement**

	Group			
	YTD 2008 US$'000	YTD 2007 US$'000	Q3 2008 US$'000	Q3 2007 US$'000
Cash Flows from Operating Activities				
Profit before income tax	267,519	382,214	45,833	203,656
Adjustments for :				
Amortisation of non-current assets and deferred income	422	2,076	37	771
Depreciation of property, plant and equipment	186,800	181,072	61,289	69,612
Depreciation of investment properties	230	349	7	112
Premium on bunker call option	3,261	3,344	380	851
Interest expense	17,430	29,378	7,004	7,667
Interest income	(6,340)	(20,313)	(1,760)	(4,608)
Investment income	(38)	(22)	-	-
Share-based compensation costs	6,701	7,397	2,661	2,140
Write-off of inventories	66	230	42	230
Fair value (gains)/losses on shares held by employee benefit trust	(1,074)	2,252	(757)	(118)
Net profit on disposal of property, plant and equipment	(21,194)	(16,578)	(1,080)	(4,744)
Net profit on disposal of subsidiaries	(1,478)	-	(1,183)	-
Net profit on disposal of available-for-sale financial assets	(1,077)	(153)	-	-
Net loss on disposal of other non-current investments	-	11	-	1
Net provision for impairment of loans and non-trade debts to associated companies	12	967	8	264
Net provision for restructuring and termination costs	1,005	231	164	130
Net provision for insurance, litigation and other claims, net of reimbursement	16,315	16,237	3,456	1,978
Net provision for drydocking costs	3,277	1,642	638	221
Share of results of associated companies	(3,146)	(1,895)	(734)	(697)
Share of results of joint ventures	(2,646)	(6,246)	717	(2,348)
Unrealised translation (gains)/losses	(3,209)	6,042	(1,656)	3,901
Operating cash flow before working capital changes	464,927	569,136	114,965	268,919
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :				
Receivables	(72,304)	(167,733)	21,794	(93,199)
Inventories	(118,767)	(46,456)	(34,936)	(27,606)
Payables	193,280	190,662	10,392	139,812
Net amount due from associated companies	(11)	(1,210)	(4)	(356)
Cash generated from operations	467,126	646,390	112,211	287,571
Interest paid	(19,424)	(32,229)	(7,063)	(10,263)
Interest received	8,217	21,621	1,541	6,916
Net income tax paid	(33,948)	(29,449)	(7,807)	(7,481)
Net cash inflow from operating activities	421,970	606,333	98,892	276,742
Cash Flows from Investing Activities				
Acquisition of additional interests in subsidiaries	(8,603)	(81)	(12)	-
Investment in an associated company	(6,486)	(6)	-	(6)
Net proceeds from/(repayment of) loans receivable	344	(17)	128	(41)
Investment income received	38	22	-	-
Dividends received from associated companies	537	363	437	353
Dividends received from a joint venture	1,260	1,244	1,260	1,244
Additions in other non-current investments	-	(823)	-	(113)
Purchase of property, plant and equipment	(908,869)	(750,391)	(106,281)	(404,423)
Purchase of intangible assets	(1,989)	(462)	(1,389)	(21)
Proceeds from disposal of property, plant and equipment	36,102	22,904	3,763	7,300
Proceeds from disposal of an investment property	-	4,246	-	-
Proceeds from disposal of available-for-sale financial assets	1,077	166	-	-
Proceeds from disposal of other non-current investments	1,196	76	286	-
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[3]	(271)	13,112	(1,028)	(82)
Net cash outflow from investing activities	(886,664)	(709,668)	(101,836)	(395,788)
Cash Flows from Financing Activities				
Proceeds from borrowings	492,744	339	94,636	237
Net cash outflow contributed by employee benefit trust	(80)	(666)	(120)	(666)
Dividends paid to equity holders	(151,277)	(77,491)	(42,618)	(38,820)
Dividends paid to minority interest	(4,834)	(897)	-	-
Capital contribution by minority interest	-	28	-	28
Proceeds from issue of new ordinary shares	1,904	16,187	-	3,410
Proceeds from re-issuance of treasury shares	27	-	-	-
Purchase of treasury shares	(621)	(3,669)	-	(3,669)
Repayment of borrowings	(86,809)	(74,046)	(30,481)	(962)
Payment of costs incurred in connection with long term financing	(171)	(1,600)	(60)	-
Net cash inflow/(outflow) from financing activities	251,883	(142,693)	21,467	(40,321)
Net (decrease)/increase in cash and cash equivalents	(212,801)	(346,918)	18,523	(160,367)
Cash and cash equivalents at beginning of financial period	504,365	694,313	273,041	507,762
Cash and cash equivalents at end of financial period	291,564	347,395	291,564	347,395

1.(c) **Consolidated Cash Flow Statement (continued)**

[3] **Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow**

	Group			
	YTD 2008	YTD 2007	Q3 2008	Q3 2007
	US$'000	US$'000	US$'000	US$'000
Net assets disposed :				
Other non-current assets	-	9,366	-	941
Current assets	1,768	12,599	1,038	648
Current liabilities	(1,343)	(4,112)	(860)	(851)
Non-current liabilities	-	(169)	-	-
Net attributable assets disposed	425	17,684	178	738
Less : Minority interest	-	3,669	-	-
Add : Foreign currency translation reserve	(595)	(1,330)	(1,361)	(234)
	(170)	20,023	(1,183)	504
Net profit on disposal of subsidiaries	1,478	-	1,183	-
Net proceeds from disposal of subsidiaries	1,308	20,023	-	504
Less : Cash of subsidiaries disposed	(1,579)	(6,911)	(1,028)	(586)
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	(271)	13,112	(1,028)	(82)

1.(d)(i) Statement of Changes in Equity

	Capital and reserves attributable to equity holders of the Company							
GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,026	102,769	45,299	2,707,217
Fair value gains on cash flow hedges	-	-	-	-	-	10,601	-	10,601
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	-	(61,369)	-	(61,369)
Fair value gains on available-for-sale financial asset	-	-	-	-	-	67	-	67
Tax on fair value gains and losses	-	-	-	-	-	483	-	483
Currency translation differences	-	-	(31)	-	-	8,098	(430)	7,637
Net losses recognised directly in equity	-	-	(31)	-	-	(42,120)	(430)	(42,581)
Net profit for the financial period	-	-	-	-	196,495	-	3,276	199,771
Total (losses)/gains recognised for the financial period	-	-	(31)	-	196,495	(42,120)	2,846	157,190
Dividends to equity holders	-	-	-	-	(108,759)	-	-	(108,759)
Dividends to minority interest	-	-	-	-	-	-	(4,834)	(4,834)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	(962)	(962)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	6,140	-	6,140
- new shares issued	4,641	-	-	-	-	(2,737)	-	1,904
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Purchase of treasury shares	-	(621)	-	-	-	-	-	(621)
Purchase of shares by employee benefit trust	-	-	(446)	-	-	-	-	(446)
Balance at 27 June 2008	845,379	(5,216)	(1,087)	(1,195)	1,813,761	62,865	42,349	2,756,856
Fair value losses on cash flow hedges	-	-	-	-	-	(106,821)	-	(106,821)
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	-	-	9,278	-	9,278
Fair value losses on available-for-sale financial asset	-	-	-	-	-	(38)	-	(38)
Tax on fair value gains and losses	-	-	-	-	-	1,175	-	1,175
Currency translation differences	-	-	-	-	-	(8,113)	(452)	(8,565)
Net losses recognised directly in equity	-	-	-	-	-	(104,519)	(452)	(104,971)
Net profit for the financial period	-	-	-	-	35,118	-	718	35,836
Total gains/(losses) recognised for the financial period	-	-	-	-	35,118	(104,519)	266	(69,135)
Dividends to equity holders	-	-	-	-	(42,518)	-	-	(42,518)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	2,561	-	2,561
Purchase of shares by employee benefit trust	-	-	(340)	-	-	-	-	(340)
Balance at 19 September 2008	845,379	(5,216)	(1,427)	(1,195)	1,806,361	(39,093)	42,615	2,647,424

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company						
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	-	(2,482)	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	-	12,709	-	12,709
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	-	14,008	-	14,008
Fair value loss on available-for-sale financial asset	-	-	-	-	(62)	-	(62)
Tax on fair value gains and losses	-	-	-	-	(302)	-	(302)
Currency translation differences	-	-	-	-	(930)	515	(415)
Net gains recognised directly in equity	-	-	-	-	25,423	515	25,938
Net profit for the financial period	-	-	-	135,762	-	4,277	140,039
Total gains recognised for the financial period	-	-	-	135,762	25,423	4,792	165,977
Dividends to equity holders	-	-	-	(38,671)	-	-	(38,671)
Dividends to minority interest	-	-	-	-	-	(897)	(897)
Acquisition of additional interests in a subsidiary	-	-	-	-	-	(14)	(14)
Disposal of a subsidiary	-	-	-	-	-	3,669	3,669
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	5,257	-	5,257
- new shares issued	14,422	-	-	-	(2,645)	-	11,777
Sale of shares by employee benefit trust	-	-	1,549	-	-	-	1,549
Balance at 29 June 2007	836,488	-	(933)	1,377,846	36,413	40,928	2,290,742
Fair value gains on cash flow hedges	-	-	-	-	43,749	-	43,749
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(9,270)	-	(9,270)
Fair value loss on available-for-sale financial asset	-	-	-	-	(40)	-	(40)
Tax on fair value gains and losses	-	-	-	-	(453)	-	(453)
Currency translation differences	-	-	-	-	2,532	105	2,637
Net gains recognised directly in equity	-	-	-	-	36,518	105	36,623
Net profit for the financial period	-	-	-	191,433	-	2,522	193,955
Total gains recognised for the financial period	-	-	-	191,433	36,518	2,627	230,578
Dividends to equity holders	-	-	-	(38,820)	-	-	(38,820)
Capital contribution by minority interest	-	-	-	-	-	28	28
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	2,140	-	2,140
- new shares issued	3,410	-	-	-	-	-	3,410
Purchase of treasury shares	-	(3,659)	-	-	-	-	(3,659)
Purchase of shares by employee benefit trust	-	-	(178)	-	-	-	(178)
Balance at 21 September 2007	839,898	(3,659)	(1,111)	1,530,459	75,071	43,583	2,484,241

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Fair value gains on cash flow hedges	-	-	-	-	2,620	2,620
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(2,625)	(2,625)
Net losses recognised directly in equity	-	-	-	-	(5)	(5)
Net profit for the financial period	-	-	-	172,840	-	172,840
Total gains/(losses) recognised for the financial period	-	-	-	172,840	(5)	172,835
Dividends to equity holders	-	-	-	(108,759)	-	(108,759)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	6,140	6,140
- new shares issued	4,641	-	-	-	(2,737)	1,904
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Purchase of treasury shares	-	(621)	-	-	-	(621)
Balance at 27 June 2008	845,379	(5,216)	(1,195)	982,098	31,477	1,852,543
Fair value losses on cash flow hedges	-	-	-	-	(190)	(190)
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	-	136	136
Net losses recognised directly in equity	-	-	-	-	(54)	(54)
Net loss for the financial period	-	-	-	(6,881)	-	(6,881)
Total losses recognised for the financial period	-	-	-	(6,881)	(54)	(6,935)
Dividends to equity holders	-	-	-	(42,518)	-	(42,518)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	2,561	2,561
Balance at 19 September 2008	845,379	(5,216)	(1,195)	932,699	33,984	1,805,651

COMPANY	Share capital	Treasury shares	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	-	852,015	21,423	1,695,504
Net profit for the financial period	-	-	104,450	-	104,450
Total gains recognised for the financial period	-	-	104,450	-	104,450
Dividends to equity holders	-	-	(38,671)	-	(38,671)
Employee equity compensation schemes:					
- value of employee services	-	-	-	5,257	5,257
- new shares issued	14,422	-	-	(2,645)	11,777
Balance at 29 June 2007	836,488	-	917,794	24,035	1,778,317
Net profit for the financial period	-	-	6,893	-	6,893
Total gains recognised for the financial period	-	-	6,893	-	6,893
Dividends to equity holders	-	-	(38,820)	-	(38,820)
Employee equity compensation schemes:					
- value of employee services	-	-	-	2,140	2,140
- new shares issued	3,410	-	-	-	3,410
Purchase of treasury shares	-	(3,659)	-	-	(3,659)
Balance at 21 September 2007	839,898	(3,659)	885,867	26,175	1,748,281

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 19 September 2008, the Company's issued and paid-up capital (including treasury shares) comprised 1,472,706,789 (28 December 2007: 1,469,941,544) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 1,470,980,072 (28 December 2007: 1,467,715,210) ordinary shares.

Share options
As at 28 December 2007, there were 28,290,533 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 9 months ended 19 September 2008, 1,177,327 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 to S$3.32 per share and 1,071,671 options were cancelled.

In addition, the Company granted 9,658,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 19 September 2008, options to subscribe for 35,699,535 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 28 December 2007, there were 4,784,907 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the 9 months ended 19 September 2008, 2,361,535 performance shares were vested on 2 January 2008 and 311,001 were cancelled.

In addition, the Company awarded 2,344,000 new performance shares under the NOL PSP.

As at 19 September 2008, 4,456,371 performance shares remain outstanding under the NOL PSP

Treasury shares
As at 28 December 2007, there were 2,226,334 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 9 months ended 19 September 2008, the Company re-issued 18,000 treasury shares pursuant to the NOL SOP at the exercise price of S$2.20 per share, and re-issued 755,617 treasury shares pursuant to the NOL PSP.

In addition, the Company purchased 274,000 shares by way of market acquisitions at prices ranging from S$3.11 to S$3.15 per share, with total consideration paid amounting to US$621,297 (including transaction costs). The share purchases were made out of the Company's capital and held as treasury shares for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 19 September 2008, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the third quarter 2008 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 19 September 2008 and the reported amounts of revenue and expenses during the financial period from 29 December 2007 to 19 September 2008. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705(4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the third quarter ended 19 September 2008 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU Director	RONALD WIDDOWS Director

Dated this 29 October 2008

4. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 28 December 2007.

7.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 29 December 2007, the Group and the Company adopted the following Interpretations of FRS ("INT FRS"):

INT FRS 29	: Service Concession Arrangements: Disclosures (effective for annual periods beginning on or after 1 January 2008)
INT FRS 111	: FRS 102 - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007)
INT FRS 112	: Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
INT FRS 114	: FRS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008)

The adoption of the above INT FRS did not have any significant impact on the Group and the Company.

7.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8.

GROUP	YTD 2008	YTD 2007	Q3 2008	Q3 2007
Earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)				
a) Based on the weighted average number of ordinary shares on issue	**15.76 US cts**	**22.38 US cts**	**2.39 US cts**	**13.04 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**15.65 US cts**	**22.14 US cts**	**2.38 US cts**	**12.86 US cts**

9. Net Asset Value

	Group			Company		
	19 Sept 2008 US$	**28 Dec 2007 US$**	**Inc / (Dec) %**	**19 Sept 2008 US$**	**28 Dec 2007 US$**	**Inc / (Dec) %**
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	**1.77**	**1.81**	**(2.21)**	**1.23**	**1.21**	**1.65**

10. Review of the Performance of the Group

<u>YTD 2008 vs YTD 2007</u>

The NOL Group achieved revenue of US$7.00 billion (YTD 2007: US$5.74 billion), an increase of 22% year-on-year (YoY).

Net profit decreased 29% YoY from US$327 million in YTD 2007 to US$232 million in YTD 2008 due to higher operating costs, particularly bunker fuel, and lower utilisation as a result of a slowing container demand growth environment.

<u>Q3 2008 vs Q3 2007</u>

The NOL Group achieved revenue of US$2.35 billion (Q3 2007: US$2.03 billion), an increase of 16% year-on-year (YoY).

Net profit decreased 82% YoY from US$191 million in Q3 2007 to US$35 million in Q3 2008 due to higher operating costs, particularly bunker fuel, and lower utilisation as a result of further deterioration in the container demand growth environment.

		YTD 2008 US$'m	YTD 2007 US$'m	Q3 2008 US$'m	Q3 2007 US$'m
(a)	**Revenue**				
	Container Shipping	5,981	4,663	2,038	1,673
	Logistics	996	942	315	318
	Terminals	429	446	146	145
	Others	10	8	4	2
	Elimination	(420)	(323)	(150)	(109)
	Total	**6,996**	**5,736**	**2,353**	**2,029**
(b)	**EBIT**				
	Container Shipping	177	278	9	173
	Logistics	47	38	17	12
	Terminals	54	66	23	22
	Others	3	3	3	2
	Total	**281**	**385**	**52**	**209**

(c) Analysis by Business Units

(i) **Container Shipping**

YTD 2008 vs YTD 2007

Container Shipping recorded YTD 2008 revenue of US$5.98 billion, an increase of US$1.32 billion or 28% year-on-year (YoY). Volumes increased 12% YoY, mostly in the Intra-Asia, Asia-Europe and Transpacific backhaul trade, while average revenue per FEU showed a 12% improvement over YTD 2007 due to higher freight rates in the main key trade lanes through greater bunker recovery.

YTD 2008 EBIT decreased by 36% YoY to US$177 million mainly due to slower demand growth in key trade lanes and higher operating costs, particularly bunker.

Q3 2008 vs Q3 2007

Revenue for 3Q08 increased by 22% year-on-year (YoY) to US$2.04 billion due to higher volumes and higher freight rates through greater bunker recovery (BAF). Volume grew by 10% YoY primarily due to growth in Intra-Asia, Asia-Europe and Transpacific backhaul, offset by a decrease in Transpacific headhaul volumes. Average revenue per FEU was 8% higher YoY primarily due to higher bunker recovery.

3Q08 EBIT decreased by 95% YoY to US$9 million due to lower ex-bunker freight rates on the Asia-Europe and long-haul Intra-Asia trade lanes, slower demand growth in key trades resulting in lower utilisation and limited peak-season surcharge, and higher operating costs, particularly bunker.

Container Shipping Q3 RESULTS 2008 and 2007
Unaudited

	YTD 2008	YTD 2007	Q3 2008	Q3 2007
Load Factors %				
Transpacific Eastbound	91%	94%	90%	96%
Asia-Europe Westbound	93%	100%	93%	100%
Transatlantic Westbound	87%	94%	84%	98%
Intra-Asia Westbound	90%	100%	88%	100%
Asia-Latin America/Mexico Eastbound	99%	97%	100%	97%
Headhaul	91%	97%	90%	99%
Volume ('000 FEU)				
Americas				
Transpacific	642	589	209	203
Latin America	153	127	50	44
	795	716	259	247
Europe				
Asia-Europe	342	311	111	98
Transatlantic	112	94	36	32
	454	405	147	130
Asia/Middle East				
Intra-Asia	642	567	216	187
Total Volume [4]	**1,891**	**1,688**	**622**	**564**
Operating Expenses (US$'m)				
Americas				
Transpacific	2,507	2,002	880	689
Latin America	579	435	198	152
	3,086	2,437	1,078	841
Europe				
Asia-Europe	1,170	820	413	268
Transatlantic	364	275	124	94
	1,534	1,095	537	362
Asia/Middle East				
Intra-Asia	1,184	853	414	297
Total Operating Expenses	**5,804**	**4,385**	**2,029**	**1,500**
Analysis of Expenses (US$'m)				
Operating Cost	5,266	3,891	1,854	1,332
General and Administrative	376	337	122	117
Depreciation and Amortisation	161	156	53	51
Others [5]	1	1	-	-
Total Operating Expenses	**5,804**	**4,385**	**2,029**	**1,500**

[4] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.
[5] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) Logistics

YTD 2008 vs YTD 2007

Logistics recorded YTD 2008 revenue of US$996 million, an increase of US$54 million or 6% year-on-year (YoY). Contract Logistics and International Services revenue was up 3% and 10% respectively YoY on higher volume and rates in the Contract Logistics division and improved rates in the International Services division.

YTD 2008 EBIT totalled US$47 million, a YoY 24% increase due to higher revenue achieved coupled with active cost managment efforts.

Q3 2008 vs Q3 2007

Logistics recorded Q3 2008 revenue of US$315 million, a decrease of US$3 million or 1% year-on-year (YoY). Contract Logistics 3Q08 revenue increased by US$3 million or 2% YoY to US$189 million due to higher contribution from rail operations and the automotive customer segment. International Services 3Q08 revenue decreased by US$6 million or 5% YoY to US$126 million due to lower volumes from the forwarding business.

3Q08 EBIT increased by US$5 million or 42% year-on-year (YoY) to reach US$17 million mainly due to better yield from a change in logistics service mix coupled with lower operating costs driven by continued cost management initiatives.

LOGISTICS Q3 RESULTS 2008 and 2007
Unaudited
US$ millions

	YTD 2008	YTD 2007	Q3 2008	Q3 2007
BY REGION				
Revenue				
Americas	612	595	196	193
Europe	140	136	40	47
Asia/Middle East	244	211	79	78
Total Revenue	**996**	**942**	**315**	**318**
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	602	583	189	186
International Services	394	359	126	132
Total Revenue	**996**	**942**	**315**	**318**
Operating Expenses				
Contract Logistics Services	579	563	183	181
International Services	370	341	115	125
Total Operating Expenses	**949**	**904**	**298**	**306**
EBIT				
Contract Logistics Services	23	20	6	5
International Services	24	18	11	7
Total EBIT	**47**	**38**	**17**	**12**
Analysis of Expenses				
Operating Cost	814	750	256	251
General and Administrative	127	144	38	52
Depreciation and Amortisation	8	8	3	3
Others *	-	2	1	-
Total Operating Expenses	**949**	**904**	**298**	**306**

* Others consists of minority interest and share of results of associated companies and joint ventures.

(c) Analysis by Business Units (continued)

(iii) **Terminals**

YTD 2008 vs YTD 2007

Terminals recorded YTD 2008 revenue of US$429 million, a decrease of US$17 million or 4% YoY due mainly to lower volume throughput. YTD 2008 volume throughput decreased by 8% YoY.

Lower volumes achieved resulted in a decrease in YTD 2008 EBIT by 18% YoY to US$54 million.

Q3 2008 vs Q3 2007

Terminals recorded 3Q08 revenue of US$146 million, an increase of US$1 million or 1% year-on-year (YoY) due to better revenue mix resulting in higher average revenue per lift, partially offset by lower volumes. Volumes decreased by 3% to 557,000 lifts primarily due to industry wide capacity reduction in the contracting Transpacific trade.

3Q08 EBIT improved by approximately US$1 million or 5% YoY to US$23 million due to improved revenue from better revenue mix and higher average revenue per lift.

TERMINALS Q3 RESULTS 2008 and 2007
Unaudited

	YTD 2008	YTD 2007	Q3 2008	Q3 2007
Total Volume ('000 Lifts)	**1,669**	**1,808**	**557**	**576**
Analysis of Expenses (US$'m)				
Operating Cost	329	336	109	108
General and Administrative	35	32	11	11
Depreciation and Amortisation	14	15	4	5
Others [7]	(3)	(3)	(1)	(1)
Total Operating Expenses	**375**	**380**	**123**	**123**

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

11. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

12. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

The recent collapse in world financial markets and resulting global economic uncertainty can be expected to lead to lower demand for container shipping services and reduced shipment levels and vessel utilisations. Logistics services will likely be impacted by a scaling back of electronic, automotive and retail shipments in coming months. These factors are creating very difficult operating conditions in the transportation and logistics sectors and placing pressures on profitability.

It is reasonable to expect a more pronounced and prolonged downturn than previously forecast for the container shipping industry.

Although the NOL Group has been profitable in the first three quarters of the year, an operating loss is expected for the fourth quarter.

In the face of these challenging conditions, the company is focused on managing costs and productivity, optimising yields and keeping its asset base tight by reducing capacity and adjusting its global service network.

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

14. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	YTD 2008 US$'000	YTD 2007 US$'000	Q3 2008 US$'000	Q3 2007 US$'000
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	-	3,249	-	2,159
Keppel Telecommunications & Transportation Ltd and its associates	156	345	-	64
PSA Corporation Limited and its associates	129,549	107,093	42,359	35,789
SembCorp Marine Ltd and its associates	19,303	620	-	-
Singapore Petroleum Company Limited and its associates	12,586	8,183	5,459	2,534
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	2,850	3,175	681	1,006
Transactions for the Sale of Goods and Services				
PSA Corporation Limited and its associates	-	243	-	-
SNP Corporation Ltd and its associates	-	221	-	100
NIB Bank Limited	77	-	54	-

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 29 October 2008

Press Release

NOL Announces Third Quarter 2008 Financial Results

Container shipping market conditions deteriorate

Singapore, 29 October 2008: Global container shipping, terminals and logistics group Neptune Orient Lines (NOL) reported net profit for the third-quarter 2008 (3Q08) of US$35 million, down 82% on the third quarter of 2007 (3Q07).

Group EBIT for 3Q08 of US$52 million was down 75% from 3Q07, while third-quarter revenue was up 16% year-on-year to US$2.4 billion.

FINANCIAL HIGHLIGHTS

	YTD08	YTD07	Change %	3Q08	3Q07	Change %
Revenue (US$m)	6,996	5,736	22	2,353	2,029	16
EBIT (US$m)	281	385	(27)	52	209	(75)
Net profit (US$m)	232	327	(29)	35	191	(82)

Announcing the results, NOL Group President and Chief Executive Officer, Mr Ron Widdows, said: "The Group continued to generate a profit in the third quarter despite the deterioration of conditions in the container shipping market."

"Reduced demand in key trade lanes, combined with cost increases and worsening global economic conditions have adversely impacted our profit performance in the third quarter."

"Against this challenging backdrop, our Logistics business delivered satisfactory earnings in 3Q08."

BUSINESS SECTOR FOCUS

In 3Q08, NOL's Container Shipping business, APL, recorded a 10% year-on-year rise in volumes in the third quarter to 622,000 FEU, driven primarily by the Intra-Asia trade, as well as an increase in Asia-Europe and Transpacific backhaul volumes.

"APL volumes grew on a year-on-year basis, but overall demand in the main trades slowed considerably in the third quarter," said Mr Widdows.

Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962, Republic of Singapore
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company Registration Number: 196800632D
Website: www.nol.com.sg

APL's average third-quarter 2008 overall headhaul utilisation level was 90%, compared to 99% in 3Q07.

Average revenue per FEU for Container Shipping in 3Q08 was 8% higher year-on-year, reflecting continued fuel cost recovery measures. Total revenue for 3Q08 rose by 22% over the prior year to US$2.04 billion and by 28% for the year to date to US$5.98 billion.

However, APL's 3Q08 EBIT decreased to US$9 million driven largely by lower core freight rates in the Asia-Europe trade and, increasingly, the long-leg Intra-Asia trades, which have been impacted by capacity cascaded from other trades, principally Asia-Europe.

Core Asia-Europe headhaul freight rates (excluding bunker adjustment factors) came under severe downward pressure as demand softened and the trade anticipated the high number of large container vessels due to enter service in 2009/2010.

Mr Widdows said: "Asia-Europe experienced a premature collapse, triggered by a sizeable drop in demand and reduced core rate levels as the market factored in a future vessel capacity overhang due to the number of very large container ships scheduled to enter the trade."

Headhaul volumes in the Transpacific contracted in 3Q08; a factor which may be further compounded by the global financial crisis and economic slowdown.

"We are acting quickly and decisively to trim capacity and reconfigure our service networks, adjusting port calls and service loops and withdrawing a number of vessels from service. These actions will reduce our costs and better align APL's service networks to the lower demand levels currently being experienced," Mr Widdows said.

Mr Widdows said APL's capacity in the Asia-Europe trade would be reduced by close to 25%, with around 20% of the company's Transpacific tonnage also to be removed from service. Key changes are also underway in the Intra-Asia trades, he added.

"Despite the excellent progress made on fuel recovery, APL's bottom line performance was affected by a materially different cost environment – particularly for fuel, which rose by 76% in 3Q08 over the prior year," he said.

APL Logistics delivered a 42% increase in EBIT to US$17 million for the third quarter, although Logistics revenues registered a slight 1% decline to US$315 million in 3Q08.

Mr Widdows said: "In a challenging environment, APL Logistics has continued to drive profitability by focusing on cost and service delivery to our customers. The Asia region continued to grow its revenue contribution supported by seasonal export volumes."

OUTLOOK

The recent collapse in world financial markets and resulting global economic uncertainty can be expected to lead to lower demand for container shipping services and reduced shipment levels and vessel utilisations. Logistics services will likely be impacted by a scaling back of electronic, automotive and retail shipments in coming months. These factors are creating very difficult operating conditions in the transportation and logistics sectors and placing pressures on profitability.

It is reasonable to expect a more pronounced and prolonged downturn than previously forecast for the container shipping industry.

Although the NOL Group has been profitable in the first three quarters of the year, an operating loss is expected for the fourth quarter.

In the face of these challenging conditions, the company is focused on managing costs and productivity, optimising yields and keeping its asset base tight by reducing capacity and adjusting its global service network.

3Q08 OPERATING PERFORMANCE (vs 3Q07)

Container Shipping

- Revenue 22% higher at US$2.04 billion
- Average revenue per FEU up 8% to US$3,127
- Container volumes rose 10% to 622,000 FEU
- EBIT of US$9 million, down 95%
- EBIT margin 0.4% compared to 10.3%

Logistics

- Revenue 1% lower at US$315 million
- EBIT of US$17 million, up 42%
- EBIT Margin of 5.4% compared to 3.8%

Terminals

- Revenue up 1% to US$146 million
- Average revenue per lift up 4% to US$262
- EBIT of US$23 million, up 5%
- EBIT Margin of 15.8% compared to 15.2%

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its APL Terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

RECEIVED
2008 NOV -3 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

3Q 2008 Performance Review

29 October 2008

NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

NOL

1. 3Q08 Financial Highlights



By Ron Widdows
Group President & CEO

3Q 2008 Key Highlights

- Revenue grew by US$324 million or 16% year-on-year (YoY) to US$2.4 billion due primarily to growth in container shipping revenue through higher volumes and greater bunker recovery.
- Rapid deterioration in the container shipping market coupled with higher operating costs such as bunker has resulted in the Group recording 3Q08 EBIT of US$52 million, a decrease of 75% from US$209 million.
- 3Q08 Container Shipping volumes increased by 10% YoY to 622,000 mainly driven by volume increase in the Intra-Asia trade lane.
- Average revenue per FEU increased by 8% YoY primarily due to greater bunker recovery.
- Bunker prices continue to have a large impact on cost, with average spot bunker prices in 3Q08 increasing by 76% YoY.
- Logistics and Terminals division continue to provide stable earnings with 3Q08 EBIT of US$17 million and US$23 million respectively.

Group Financial Highlights

US$m	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Revenue	**6,996**	5,736	22	**2,353**	2,029	16
EBIT	**281**	385	(27)	**52**	209	(75)
Net profit	**232**	327	(29)	**35**	191	(82)
Basic EPS (US cents)	**15.76**	22.38	(30)	**2.39**	13.04	(82)

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Financial Performance

The Group continued to generate revenue growth and a profit in a rapidly deteriorating and challenging container shipping environment.


Revenues (US$M)
EBIT (US$M)
9,000
6,000
3,000
0
1,500
1,000
500
0
Revenue CAGR 10%
Revenue Growth 22%
5,523
6,545
7,271
7,264
8,160
5,736
6,996
567
957
906
401
613
385
281
2003
2004
2005
2006
2007
YTD 07
YTD 08
EBIT Margin
10.3%
14.5%
12.5%
5.5%
7.5%
6.7%
4.0%

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Financial Stability

Diligent financial management has provided NOL with a strong balance sheet to manage through the economic down-cycle.



Gearing ratios(times)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.38
0.27
19-Sep-2008
Gross Gearing
Net Gearing

2. 3Q08 Financial Performance



By Cedric Foo
Group Deputy President & CFO

Group Financial Highlights

US$m	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Revenue	**6,996**	**5,736**	**22**	**2,353**	**2,029**	**16**
EBITDA	**468**	**568**	**(18)**	**113**	**269**	**(58)**
• Depreciation & Amortisation	(187)	(183)	2	(61)	(60)	2
EBIT	**281**	**385**	**(27)**	**52**	**209**	**(75)**
• Gross Interest Expense	(17)	(30)	(41)	(7)	(8)	(9)
• Tax	(32)	(28)	14	(10)	(10)	-
Net profit to equity holders	**232**	**327**	**(29)**	**35**	**191**	**(82)**

Group Revenue Breakdown

US$m	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Container Shipping	**5,981**	4,663	28	**2,038**	1,673	22
Logistics	**996**	942	6	**315**	318	(1)
Terminals	**429**	446	(4)	**146**	145	1
Others	**10**	8	25	**4**	2	100
Elimination	**(420)**	(323)	30	**(150)**	(109)	38
Total Revenue	**6,996**	**5,736**	**22**	**2,353**	**2,029**	**16**


6% (Terminals)
13% (Logistics)
81% (Container Shipping)

YTD08 Revenue by business segment is stated before inter-segment elimination.

Group EBIT Breakdown

US$m	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Container Shipping	**177**	278	(36)	**9**	173	(95)
Logistics	**47**	38	24	**17**	12	42
Terminals	**54**	66	(18)	**23**	22	5
Others	**3**	3	-	**3**	2	50
Total EBIT	**281**	**385**	**(27)**	**52**	**209**	**(75)**

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Balance Sheet Highlights

US$m	19 Sept '08	28 Dec '07
Total Assets	5,591	5,009
Total Liabilities	2,943	2,301
Total Equity	2,648	2,708
Total Debt	994	592
Total Cash	292	504
Net Debt	702	88
Gearing (Gross)	0.38 x	0.22 x
Gearing (Net)	0.27 x	0.03 x
NAV per share (US$)	1.77	1.81
(S$)	2.54	2.63

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Cash Flow Highlights

US$m	YTD08	YTD07
Cash & Cash Equivalents - Beginning	**504**	**694**
Cash Inflow/(outflow)		
Operating Activities	422	505
Investing/Capex Activities	(886)	(710)
Financing Activities	252	(142)
Cash & Cash Equivalents – Closing	**292**	**347**

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Capital Expenditure

US$m	YTD08 Actual	FY07 Actual
1. Vessels	**320**	**386**
2. Equipment / Facilities	**535**	**447**
3. Drydock	**15**	**43**
4. IT	**33**	**15**
5. Others	**8**	**22**
Total	**911**	**913**

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3. Group Outlook

Group Outlook

The recent collapse in world financial markets and resulting global economic uncertainty can be expected to lead to lower demand for container shipping services and reduced shipment levels and vessel utilisations. Logistics services will likely be impacted by a scaling back of electronic, automotive and retail shipments in coming months. These factors are creating very difficult operating conditions in the transportation and logistics sectors and placing pressures on profitability.

It is reasonable to expect a more pronounced and prolonged downturn than previously forecast for the container shipping industry.

Although the NOL Group has been profitable in the first three quarters of the year, an operating loss is expected for the fourth quarter.

In the face of these challenging conditions, the company is focused on managing costs and productivity, optimising yields and keeping its asset base tight by reducing capacity and adjusting its global service network.

Appendix

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Chinese Yuan, Japanese Yen, Singapore Dollar, Canadian Dollar, Korean Won and Indian Rupee.
- The Group maintains a policy of hedging foreign exchange exposures.

Operating Performance Container Shipping



By Eng Aik Meng
President, APL

NOL

Container Shipping 3Q08 Highlights

- Revenue for 3Q08 increased by 22% year-on-year (YoY) to US$2.04 billion due to higher volumes and higher freight rates through greater bunker recovery (BAF).
  - In 3Q08, volume grew by 10% YoY due primarily to growth in Intra-Asia, Asia-Europe and Transpacific backhaul, offset by a decrease in Transpacific headhaul volumes.
  - 3Q08 average revenue per FEU was 8% higher YoY due primarily to higher bunker recovery.
  - In 3Q08, headhaul utilisation fell to 90% YoY due to slower headhaul growth in Asia-Europe and contracting volumes on headhaul Transpacific trade lane.
- For 3Q08, EBIT decreased by 95% YoY to US$9 million due to lower ex-bunker freight rates on the Asia-Europe and long-haul Intra-Asia trade lanes, slower demand growth in key trades resulting in lower utilisation and limited peak-season surcharge, and higher operating costs, particularly bunker.
  - Bunker cost per metric ton in 3Q08 increased by 76% YoY.

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Container Shipping Profit & Loss Summary

US$m	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Revenue	**5,981**	4,663	28	**2,038**	1,673	22
EBITDA	**338**	434	(22)	**62**	224	(72)
• Depreciation & Amortisation	**(161)**	(156)	3	**(53)**	(51)	4
EBIT	**177**	278	(36)	**9**	173	(95)
EBIT Margin	**3.0%**	6.0%		**0.4%**	10.3%	

Container Shipping Volume Growth

'000 FEUs	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Americas	**795**	**716**	**11**	**259**	**247**	**5**
Transpacific	642	589	9	209	203	3
Latin America	153	127	20	50	44	14
Europe	**454**	**405**	**12**	**147**	**130**	**13**
Asia-Europe	342	311	10	111	98	13
Transatlantic	112	94	19	36	32	13
Asia/Middle East	**642**	**567**	**13**	**216**	**187**	**16**
Total	**1,891**	**1,688**	**12**	**622**	**564**	**10**

Container Shipping : Volume Mix

- Intra-Asia becomes the biggest trade by volume
- Transpacific East Coast trade growing as a proportion of total Transpacific volume
- Trade volume mix continues to be managed to maximise yields



35% (Asia/Middle East)
8% (Latin America)
33% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

3Q08 Volume breakdown



33% (Asia/Middle East)
8% (Latin America)
36% (Transpacific)
17% (Asia-Europe)
6% (Transatlantic)

3Q07 Volume breakdown

Container Shipping Average Revenue/FEU

US$/FEU	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Americas	3,752	3,361	12	4,039	3,462	17
Europe	3,190	2,730	17	3,207	2,978	8
Asia/Middle East	2,002	1,814	10	1,982	2,060	(4)
Total	**3,023**	**2,690**	**12**	**3,127**	**2,885**	**8**

Average Revenue/FEU and Volume Trend

The continuing increase in average revenue/FEU since the beginning of the year has largely been driven by the recovery of fuel through Bunker Adjustment Factor (BAF). While volume continues to grows on a year-on-year basis, active rationalisation of capacity to manage the slowing global container trade can be seen in the volume trend during 3Q 2008.



Volume ('000 FEU)
US$/FEU
Average Weekly Volume (LHS)
Average Revenue Per FEU (RHS)
60
55
50
45
40
35
30
3,200
3,100
3,000
2,900
2,800
2,700
2,600
2,500
2,400
2,300
2,200
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2006
2007
2008
Period

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Industry Bunker Price (Quarterly Average)

Rising bunker prices have added significant costs over the last four years. Average bunker prices in 3Q 2008 remain at record levels, increasing by 76% year-on-year, even with the recent correction in crude prices.



US$/MT
750
650
550
450
350
250
150
3Q 08
US$663/MT
3Q 07
US$376/MT
3Q 06
US$310/MT
3Q 05
US$280/MT
3Q 04
US$182/MT
1Q 2Q 3Q 4Q
2004
2005
2006
2007
2008

Source: Platts (High Sulphur Fuel Oil SIN 380cst Grade)

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Container Shipping : Americas

	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Total Volumes ('000 FEUs)	**795**	**716**	**11**	**259**	**247**	**5**
• Transpacific	642	589	9	209	203	3
• Latin America	153	127	20	50	44	14
Average Revenue (US$/FEU)	**3,752**	**3,361**	**12**	**4,039**	**3,462**	**17**

- **Transpacific** : Volume growth on the transpacific reflects the significant improvement in backhaul volume as the weakness in the US dollar continues to drive demand for US goods. Headhaul volume growth remains weak and continues to contract as the US economy weakens in light of the financial crisis and weak housing market. Higher average revenue was achieved as a result of greater improvement in bunker recovery post-May contracting season.
- **Latin America** : Although there has been growth in this trade, we expect rates and volumes to soften going forward.

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Container Shipping : Europe

	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Total Volumes ('000 FEUs)	**454**	**405**	**12**	**147**	**130**	**13**
• Asia-Europe	342	311	10	111	98	13
• Transatlantic	112	94	19	36	32	13
Average Revenue (US$/FEU)	3,190	2,730	17	3,207	2,978	8

- **Asia-Europe** : Volume improved as a result of overall growth in the trade lane and capacity expansion. Higher average revenue is due to improved rates in Asia-Europe backhaul. Headhaul Asia-Europe freight rates have been under pressure due to the continued supply of large vessels entering into the trade.
- **Transatlantic** : The Transatlantic route growth continues to grow with strength in the eastbound trade. Both improved volume and freight rates were achieved in this trade lane.

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Container Shipping : Asia/Middle East

	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Total Volumes ('000 FEUs)	642	567	13	216	187	16
Average Revenue (US$/FEU)	2,002	1,814	10	1,982	2,060	(4)

- **Asia/Middle East** : Volume growth remained resilient as the trade lane continue to grow but lower average revenue in 3Q08 was due to falling freight rates in the Middle East and Subcontinent trade lanes. Continued introduction of new capacity into the Middle-East and Subcontinent trade lanes and cascading of vessels from Asia-Europe have put significant pressure on freight rates.

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Container Shipping Trade Imbalance

Improvement in the Transpacific imbalance was due to greater demand for US products as a result of the weaker US dollar.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2006	2007	YTD08
• Transpacific	5	6	7
• Asia-Europe	8	7	7
• Transatlantic	10	10	10

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Container Shipping Network Capacity & Utilisation

3Q08 utilisation remained at 90% as compared to 2Q08 due to tightening of network capacity growth as a result of slower global container growth. Network continues to be reconfigured to improve utilisation.



Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
96%
95%
99%
96%
98%
98%
99%
93%
95%
90%
90%
100%
80%
60%
40%
20%
0%
Q1
Q2
Q3
Q4
2006
2007
2008

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

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Container Shipping New Vessel Commitments

New vessel commitments remain at 40 (owned and chartered), to be delivered between 2008 onwards. Of these, twelve have been delivered so far, with another one by the end of the year.



TEUs
< 5,000 TEU
5,000 - 6,999 TEU
7,000 - 10,000 TEU
> 10,000 TEU
100,000
75,000
50,000
25,000
0
13
16
3
8
2008
2009
2010
2011

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Logistics

Operating Performance
Logistics



By Brian Lutt
President, APL Logistics

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Logistics 3Q08 Highlights

- Logistics recorded an increase in 3Q08 EBIT of US$5 million or 42% year-on-year (YoY) to reach US$17 million despite a decrease in 3Q08 revenue of US$3 million or 1% YoY to US$315 million.
- 3Q08 revenue decrease was due to lower revenue contribution from the International Services division.
  - ➢ Contract Logistics 3Q08 revenue increased by US$3 million or 2% YoY to US$189 million due to higher contribution from rail operations and the automotive customer segment.
  - ➢ International Services 3Q08 revenue decreased by US$6 million or 5% YoY to US$126 million due to lower volumes from the forwarding business.
- Increase in 3Q08 EBIT YoY was mainly due to better yield from a change in logistics service mix coupled with lower operating costs driven by continued cost management initiatives.

NOL

Logistics Profit & Loss Summary

US$m	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Revenue	**996**	942	6	**315**	318	(1)
EBITDA	**55**	46	20	**20**	15	33
• Depreciation & Amortisation	**(8)**	(8)	-	**(3)**	(3)	-
EBIT	**47**	38	24	**17**	12	42
EBIT Margin	**4.7%**	4.0%		**5.4%**	3.8%	

Performance Breakdown

Business Segment (US$m)	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Revenue	**996**	**942**	**6**	**315**	**318**	**(1)**
• Contract Logistics	602	583	3	189	186	2
• International Services	394	359	10	126	132	(5)
EBIT	**47**	**38**	**24**	**17**	**12**	**42**
• Contract Logistics	23	20	15	6	5	20
• International Services	24	18	33	11	7	57
EBIT Margin	**4.7%**	**4.0%**		**5.4%**	**3.8%**	
• Contract Logistics	3.8%	3.4%		3.2%	2.7%	
• International Services	6.1%	5.0%		8.7%	5.3%	

Logistics' Revenue Trend – By Customer Segment

In a challenging environment, the business continues to drive profitability by focusing on cost and service delivery to our clients in key verticals, such as retail and auto/industrial.



US$m
350
300
250
200
150
100
50
0
14%
4%
14%
8%
3Q08
3Q07
Auto/ Industrial
Consumer
Retail
Electronics/ Hi tech
Other

Logistics' Revenue Trend – By Region

Growing revenue contribution from the Asia/Middle East region was assisted by seasonal export volumes. Revenue growth in the Americas is driven by the transformation of the auto/industrial sector. Revenue contribution from Europe has decreased as a result of lower volumes.



US$m
350
300
250
200
150
100
50
0
25%
24%
3Q08
3Q07
Americas
Europe
Asia/Middle East

Terminals

Operating Performance Terminals



By Steve Schollaert
President, APL Terminals

NOL

Terminals 3Q08 Highlights

- Terminals recorded 3Q08 revenue of US$146 million, an increase of US$1 million or 1% year-on-year (YoY). This was due to better revenue mix resulting in higher average revenue per lift, partially offset by against lower volumes.
- 3Q08 volumes decreased by 3% to 557,000 lifts primarily due to industry wide capacity reduction in the contracting Transpacific trade
- 3Q08 EBIT improved by approximately US$1 million or 5% YoY to US$23 million due to improved revenue from better revenue mix and higher average revenue per lift.

NOL

Terminals Profit & Loss Summary

US$m	YTD08	YTD07	% ▲	3Q08	3Q07	% ▲
Revenue	**429**	446	(4)	**146**	145	1
EBITDA[1]	**68**	81	(16)	**27**	27	-
• Depreciation & Amortisation	**(14)**	(15)	(7)	**(4)**	(5)	(20)
EBIT[1]	**54**	66	(18)	**23**	22	5
EBIT Margin	**12.6%**	14.8%		**15.8%**	15.2%	
Volume ('000 lifts)	**1,669**	**1,808**	**(8)**	**557**	**576**	**(3)**
Average Revenue (US$/Lift)	**257**	**247**	**4**	**262**	**252**	**4**

[1] Includes share of results from a joint venture.

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Terminals : Volume Mix

APL and Alliance partners continue to provide the stable base volume throughput, while diversity in customer mix has resulted in higher proportion of 3rd party volumes in 3Q 2008 as compared to 3Q 2007.


24% (Alliance partners)
9% (3rd party)
67% (APL)

3Q 2008 Volume breakdown


26% (Alliance partners)
7% (3rd party)
67% (APL)

3Q 2007 Volume breakdown

END

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